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

Supplemental Material for Financial Results for FY2009 Third Quarter (Unconsolidated)
( Japan GAAP )
--------------

-----------------------------------------------------------------------------------------------------------------------    ---------
                      FY2008                                                      FY2009                                     FY2009
                    -------------------------------------------------             ---------------------------
                    ------------------------------
                         1Q         2Q       3Q     9 months     4Q     12 months    1Q        2Q        3Q    9 months     Forecast
                       (2007/     (2007/   (2007/    (2007/    (2008/    ('07/4-   (2008/    (2008/    (2008/   (2008/      ('08/4-
                         4-6)       7-9)    10-12)    4-12)      1-3)     '08/3)     4-6)      7-9)    10-12)    4-12)       '09/3)
------------------------------------------------------------------------------------------------------------------------   ---------
Domestic vehicle
production              1,018        982    1,133     3,133     1,131     4,264     1,027       980       874     2,881       3,400
(thousands of units)
------------------------------------------------------------------------------------------------------------------------   ---------
Overseas vehicle
production              1,084      1,070    1,129     3,284     1,141     4,424     1,164       998       895     3,057       3,680
(thousands of units)
------------------------------------------------------------------------------------------------------------------------   ---------
Vehicle Sales
(thousands of units)    1,021        987    1,148     3,156     1,147     4,303     1,033       992       915     2,940       3,490
  ----------------------------------------------------------------------------------------------------------------------   ---------
  Domestic                358        371      410     1,138       456     1,595       368       354       322     1,044       1,350
  ----------------------------------------------------------------------------------------------------------------------   ---------
  Exports                 663        616      738     2,018       691     2,708       665       638       593     1,896       2,140
  ----------------------------------------------------------------------------------------------------------------------   ---------
     North America        326        307      350       983       321     1,304       310       273       268       851         920
  ......................................................................................................................   .........
        Europe            114         94      103       311       116       427       117       108        80       305         360
  ......................................................................................................................   .........
         Asia              35         36       48       119        45       164        48        44        32       124         140
  ......................................................................................................................   .........
      Central and
     South America         30         31       33        94        25       119        26        25        22        73          80
  ......................................................................................................................   .........
        Oceania            45         41       49       136        52       187        51        44        38       133         160
  ......................................................................................................................   .........
         Africa            39         33       37       109        33       142        35        32        41       108         130
  ......................................................................................................................   .........
       Middle East         72         72      117       261        98       359        76       110       110       296         350
  ......................................................................................................................   .........
          Other             2          2        1         5         1         6         2         2         2         6
------------------------------------------------------------------------------------------------------------------------   ---------
Housing Sales (units)     732      1,160    1,198     3,090     1,532     4,622       771     1,278     1,342     3,391       4,500
------------------------------------------------------------------------------------------------------------------------   ---------
Net Revenues
(billions of yen)     2,908.8    2,828.3  3,238.4   8,975.6   3,103.7  12,079.2   2,890.5   2,758.7   2,292.2   7,941.4     9,400.0
------------------------------------------------------------------------------------------------------------------------   ---------
        Domestic        793.7      820.4    935.2   2,549.3   1,000.5   3,549.8     859.9     816.6     740.6   2,417.1
  ......................................................................................................................
         Exports      2,115.1    2,007.9  2,303.2   6,426.2   2,103.2   8,529.4   2,030.6   1,942.1   1,551.6   5,524.3
------------------------------------------------------------------------------------------------------------------------   ---------
Operating Income
(billions of yen)       324.6      285.1    299.0     908.8     199.9   1,108.6     173.5      79.0    -149.2     103.3      -250.0

 (Operating Income
  Ratio) (%)        (    11.2)  (   10.1) (   9.2)  (  10.1)  (   6.4) (    9.2) (    6.0)  (   2.9)  (  -6.5)  (   1.3)    (  -2.7)
------------------------------------------------------------------------------------------------------------------------   ---------
Ordinary Income
(billions of yen)       511.0      341.4    498.7   1,351.1     229.5   1,580.6     401.4     193.8     -83.4     511.8       160.0

 (Ordinary Income
  Ratio) (%)        (    17.6)  (   12.1) (  15.4)  (  15.1)  (   7.4) (   13.1)  (  13.9)  (   7.0)  (  -3.6)  (   6.4)    (   1.7)
------------------------------------------------------------------------------------------------------------------------   ---------
Net Income
(billions of yen)       361.5      240.4    375.1     977.0     161.1   1,138.1     321.1     151.1      -6.4     465.8        30.0

 (Net Income
  Ratio) (%)        (    12.4)  (    8.5) (  11.6)  (  10.9)  (   5.2) (    9.4)  (  11.1)  (   5.5)  (  -0.3)  (   5.9)    (   0.3)
------------------------------------------------------------------------------------------------------------------------   ---------
R&D Expenses
(billions of yen)       194.1      184.6    213.6     592.3     226.2     818.5     199.6     208.8     182.0     590.4       780.0
------------------------------------------------------------------------------------------------------------------------   ---------
Depreciation Expenses
(billions of yen)        72.8       77.7     63.3     213.9      63.6     277.4      68.8      76.8      79.6     225.2       320.0
------------------------------------------------------------------------------------------------------------------------   ---------
Capital Expenditures
(billions of yen)        49.0       94.7     90.1     233.8     167.4     401.2      64.5      92.6      93.3     250.4       400.0
------------------------------------------------------------------------------------------------------------------------   ---------

-------------------------------------------------   Cautionary Statement with Respect to Forward-Looking Statements
Analysis of Net Income for FY2009                   This report contains forward-looking statements that reflect Toyota's plans and
Third Quarter                       3Q   9 months   expectations. These forward-looking statements are not guarantees of future
                                  (2008/  (2008/    performance and involve known and unknown risks, uncertainties and other factors
(billions of yen, approximately)  10-12)   4-12)    that may cause Toyota's actual results, performance, achievements or financial
-------------------------------------------------   position to be materially different from any future results, performance,
Effects of Marketing Activities   -200.0   -140.0   achievements or financial position expressed or implied by these forward-looking
-------------------------------------------------   statements. These factors include: (i) changes in economic conditions and market
Cost Reduction Efforts              10.0    -10.0   demand affecting, and the competitive environment in, the automotive markets in
-------------------------------------------------   Japan, North America, Europe and other markets in which Toyota operates; (ii)
  From Engineering                   0.0    -40.0   fluctuations in currency exchange rates, particularly with respect to the value
  -----------------------------------------------   of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar, the
  From Manufacturing and Logistics  10.0     30.0   Canadian dollar and the British pound; (iii) Toyota's ability to realize
-------------------------------------------------   production efficiencies and to implement capital expenditures at the levels and
Effects of Changes                                  times planned by management; (iv) changes in the laws, regulations and
in Exchange Rates                 -240.0   -540.0   government policies in the markets in which Toyota operates that affect Toyota's
-------------------------------------------------   automotive operations, particularly laws, regulations and government policies
Increases in Expenses, etc         -18.2   -115.5   relating to trade, environmental protection, vehicle emissions, vehicle fuel
-------------------------------------------------   economy and vehicle safety, as well as changes in laws, regulations and
    (Changes in Operating Income) -448.2   -805.5   government policies that affect Toyota's other operations, including the outcome
-------------------------------------------------   of future litigation and other legal proceedings; (v) political instability in
Non-operating Income              -133.9    -33.8   the markets in which Toyota operates; (vi) Toyota's ability to timely develop
-------------------------------------------------   and achieve market acceptance of new products; and (vii) fuel shortages or
Income Taxes, etc                  200.6    328.1   interruptions in transportation systems, labor strikes, work stoppages or other
-------------------------------------------------   interruptions to, or difficulties in, the employment of labor in the major
    (Changes in Net Income)       -381.5   -511.2   markets where Toyota purchases materials, components and supplies for the
-------------------------------------------------   production of its products or where its products are produced, distributed or sold.
                                                    A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in
                                                    Toyota's annual report on Form 20-F, which is on file with the United States
                                                    Securities and Exchange Commission.

     (Note 1) Shows the number of employees (excluding loan employees from Toyota and its consolidated subsidiaries ("Toyota") to outside Toyota and including loan employees from outside Toyota to Toyota)
     (Note 2) 2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend (Note 3) Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease.
     (Note 4) Excluding financial subsidiaries
     (Note 5) Calculation: Cash flows from operating activities + Cash flows from investing activities (excluding financial entities)